EXHIBIT 99.2

AGRIUM INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

November 7, 2012

Unless otherwise noted, all financial information in this Management’s Discussion and Analysis (“MD&A”) is prepared using accounting policies in accordance with International Financial Reporting Standards (“IFRS”) and is presented in accordance with International Accounting Standard 34 – Interim Financial Reporting. All comparisons of results for the third quarter of 2012 (three months ended September 30, 2012) are against results for the third quarter of 2011 (three months ended September 30, 2011). All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated. Certain financial measures in this MD&A are not prescribed by IFRS, and are defined in the Non-IFRS Financial Measures section of this MD&A.

The following interim MD&A is as of November 7, 2012 and should be read in conjunction with the consolidated interim financial statements for the three and nine months ended September 30, 2012 and 2011, and the annual MD&A included in our 2011 Annual Report to Shareholders to which our readers are referred. The Board of Directors carries out its responsibility for review of this disclosure principally through its Audit Committee, comprised exclusively of independent directors. The Audit Committee reviews, and prior to publication, approves, pursuant to the authority delegated to it by the Board of Directors this disclosure. No update is provided where an item is not material or there has been no material change from the discussion in our annual MD&A. Forward-Looking Statements are outlined after the Outlook, Key Risks and Uncertainties section of this press release.

The major assumptions made in preparing our fourth quarter guidance are outlined below and include but are not limited to:

•	Wholesale realized selling prices through the fourth quarter of 2012 will approximate current benchmark prices except for selling prices on volumes already committed under programs;

•	Wholesale produced fertilizer sales volumes will approximate sales volumes in the fourth quarter of 2011;

•	Unfavourable weather patterns in Western Canada are expected to result in lower fourth quarter ammonia sales versus the same period last year;

•	Capacity utilization for Wholesale’s potash facility will be approximately 10 percent lower than the fourth quarter of 2011 reflecting weak international potash demand;

•	Retail North America fertilizer margin percentages will be slightly higher and chemical percentages slightly lower than the margin percentages realized in the fourth quarter of 2011;

•	Retail North America fertilizer sales volumes will be at or slightly below volumes in the fourth quarter of 2011;

•	The average North American realized gas price will not deviate significantly from approximately $3.40 per MMBtu;

•	The effective tax rate for the fourth quarter of 2012 will approximate 31 percent;

•	Guidance issued excluding the fourth quarter effects of :

•	Share-based payments expenses or recoveries

•	Gains or losses on hedge positions

2012 Third Quarter Operating Results

CONSOLIDATED NET EARNINGS

Agrium’s 2012 third quarter consolidated net earnings (“net earnings”) were $129-million, or $0.80 diluted earnings per share, compared to net earnings of $293-million, or $1.85 diluted earnings per share, for the same quarter of 2011. Net earnings for the first nine months of 2012 were $1,144-million, or $7.21 diluted earnings per share, compared to $1,182-million, or $7.48 diluted earnings per share for the first nine months of 2011.

Financial Overview

(millions of U.S. dollars, except per share amounts	Three months ended September 30,				Nine months ended September 30,
and where noted)	2012	2011	Change	% Change	2012	2011	Change	% Change
Sales	2,962	3,141	(179)	(6)	13,425	12,293	1,132	9
Gross profit	798	888	(90)	(10)	3,468	3,288	180	5
Expenses	580	440	140	32	1,780	1,533	247	16
Net earnings from continuing operations before finance costs and income taxes (“EBIT”)	218	448	(230)	(51)	1,688	1,755	(67)	(4)
Net earnings from continuing operations	129	293	(164)	(56)	1,144	1,181	(37)	(3)
Net earnings	129	293	(164)	(56)	1,144	1,182	(38)	(3)
Diluted earnings per share from continuing operations	0.80	1.85	(1.05)	(57)	7.21	7.48	(0.27)	(4)
Diluted earnings per share	0.80	1.85	(1.05)	(57)	7.21	7.48	(0.27)	(4)
Effective tax rate (%)	31	28	N/A	3	28	28	N/A	—

Sales

Retail sales decreased by approximately 9 percent to $1.8-billion compared to the third quarter of 2011 and increased approximately 12 percent to $9.5-billion compared to the first nine months of 2011, respectively. 2012 third quarter sales decreased due to the early harvest and dry conditions throughout the U.S. versus the positive impact in 2011 of a late spring which pushed sales into the third quarter. Wholesale sales decreased slightly from 2011 to $1.1-billion and $4.1-billion, respectively, for the third quarter and the first nine months. Advanced Technologies (“AAT”) sales during the third quarter and for the first nine months of 2012 remained steady at $125-million and increased 20 percent to $438-million, respectively, compared to the same periods last year. This is attributed to acquisition activity in the second half of 2011.

Gross Profit

Our consolidated gross profit for the third quarter of 2012 decreased by $90-million compared to the third quarter of 2011. Consolidated gross profit for the first nine months of 2012 increased by $180-million compared to the same period last year. Highlights for the third quarter and first nine months of 2012 include the following:

•

Retail’s gross profit decreased $60-million for the third quarter but increased $135-million for the first nine months of 2012, compared to 2011, respectively. Crop protection products experienced an 11 percent decrease for the quarter compared to 2011, due to lower sales volumes; and

•

Wholesale’s gross profit decreased 10 percent to $358-million for the third quarter of 2012, compared to the third quarter of 2011, which resulted from a combination of factors including potash fixed costs being recorded directly to cost of product sold due to lower production volumes, lower phosphate sales prices and offset by increased nitrogen sales volumes and prices.

Expenses

The $140-million increase in expenses for the third quarter of 2012 compared to the third quarter of 2011 is mainly comprised of:

•

A $99-million unfavorable change in share-based payments expense, with $53-million in share-based payments expense in the third quarter of 2012 versus a recovery of $46-million in the third quarter of 2011, (see section “Other” for further discussion); and

•	An increase in environmental provisions of $61-million for legacy Canadian mines and our Conda sites.

These expense increases were partially offset by a $22-million decrease in Retail selling expenses (see section “Retail” for further discussion).

The following table is a summary of our other expenses (income) for the third quarter and first nine months of 2012 and 2011:

	Three months ended		Nine months ended
	September 30,		September 30,
(millions of U.S. dollars)	2012	2011	2012	2011
Realized loss on derivative financial instruments	2	1	26	76
Unrealized gain on derivative financial instruments	(3)	(2)	(17)	(47)
Interest income	(31)	(24)	(66)	(57)
Foreign exchange loss (gain)	4	—	16	(42)
Environmental remediation and asset retirement obligations	66	5	78	29
Bad debt expense	6	6	30	33
Potash profit and capital tax	—	7	13	33
Other	2	7	2	32

	46	—	82	57

Effective Tax Rate

The effective tax rate was 31 percent for the third quarter of 2012 compared to 28 percent for the same period last year due to a higher proportion of income earned in higher taxed jurisdictions in 2012. The effective tax rate was 28 percent for the first nine months of 2012 and is comparable to the effective tax rate of 28 percent for the same period last year.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail’s 2012 third quarter sales were $1.8-billion, compared with the record third quarter sales of $2.0-billion in the same period last year. The decrease was due to the early season and the severe drought in the U.S., which impacted late-season demand for some crop input products and services as compared to last year’s strong third quarter, which resulted from a late spring in 2011. On a year-to-date basis, sales reached $9.5-billion, an increase of $1.0-billion over the same period last year. Gross profit was the second highest on record for a third quarter at $438-million, behind the $498-million earned in the third quarter last year. Retail reported earnings from continuing operations before finance costs, income taxes, depreciation and amortization (“EBITDA”) of $121-million in the third quarter of 2012, compared to $135-million in the third quarter of last year, as a result of lower earnings from our North American and South American operations. EBITDA from our Australian operations increased once again this quarter to $15-million, as compared to the $3-million reported in the same period last year, while EBITDA on a year-to-date basis has improved to $74-million, an increase of 91 percent over the first nine months last year.

Crop nutrient sales were $634-million this quarter, compared to $692-million in the third quarter of 2011. The $58-million decrease was mainly attributable to a 10 percent decline in total crop nutrient volumes across our Retail operations, which resulted from the early season as well as dry conditions that impacted fertilizer applications in key growing regions throughout the U.S. North American nutrient volumes were 11 percent lower this quarter, as compared to the same period last year. Gross profit for crop nutrients was $111-million this quarter, compared to the $124-million reported in the third quarter of 2011. Total crop nutrient margins were 18 percent in the third quarter of 2012, in-line with the same quarter last year.

Crop protection sales were $872-million in the third quarter of 2012, an 8 percent decrease from the $943-million in sales for the same period last year. Total crop protection gross profit this quarter was $202-million, compared to the $226-million reported in the third quarter of 2011. Similar to crop nutrients, the decrease in 2012 third quarter sales and gross profit was primarily due to the early spring season and dry conditions this year. Crop protection product margins as a percentage of sales were 23 percent for the third quarter of 2012, down 1 percent from the third quarter last year. Margins in our Australian operations improved to 20 percent this quarter, up 4 percent from the third quarter last year.

Seed sales were $56-million in the third quarter of 2012, compared to $85-million in the third quarter last year. Gross profit was $28-million this quarter, compared to $30-million in the third quarter of 2011. The decrease in both sales and gross profit was partially due to the early spring season, which pulled third quarter seed sales into the first half of 2012. Dry conditions across much of the U.S. Corn belt also resulted in slightly lower double crop soybean acres, as well as some delayed wheat plantings in the Western Plains states during the third quarter.

Sales of merchandise in the third quarter of 2012 were $105-million, compared to $134-million in the same period last year. Gross profit for this product line was $17-million this quarter, slightly below the $19-million reported in the third quarter of 2011.

Services and other sales were $167-million this quarter, a $10-million increase over the $157-million reported in the third quarter of 2011. Gross profit was $80-million in the third quarter of 2012, compared to $99-million for the same period last year. The decrease in gross profit this quarter was partially attributable to a lower proportion of sales from higher-margin application services, as compared to the same period last year.

Retail selling expenses for the third quarter of 2012 were $368-million, down $22-million from the $390-million reported in the third quarter last year. The decrease was due mainly to lower payroll expenses and performance incentives, which resulted from lower sales this quarter, as compared to the same period in 2011. Selling expenses as a percentage of sales were 20 percent in the third quarter of 2012, up by 1 percent over the same period last year. On a year-to-date basis, selling expenses as a percentage of sales were 13 percent, 1 percent lower than the same period in 2011.

Wholesale

Wholesale’s 2012 third quarter sales were $1.1-billion, slightly lower than the $1.2-billion reported in the same quarter last year. Gross profit for this quarter was $358-million, compared to $397-million for the third quarter of 2011. Wholesale’s EBITDA of $376-million in the third quarter of 2012 was 14 percent lower than the same period last year. The decline in earnings was primarily due to the previously announced eight week planned turnaround at the Vanscoy potash facility related to our brownfield expansion project and a longer than expected restart.

Nitrogen gross profit in the third quarter of 2012 was a record $271-million, an increase of 53 percent over the $177-million reported in the same quarter last year. These strong results were due to a combination of higher sales volumes, stronger realized sales prices, as well as lower input costs. Realized sales prices for ammonia were higher, while urea pricing remained relatively flat compared to the same period in 2011.

Total nitrogen sales volumes were 1.1 million tonnes, up 30 percent from the same period last year due to higher operating rates and stronger demand for both domestic and South American urea as a result of attractive crop prices and favorable growing conditions in Canada and Argentina. Nitrogen cost of product sold was $261 per tonne this quarter, lower than the $280 per tonne reported in the third quarter of 2011 due primarily to lower natural gas costs this quarter. Our average nitrogen margins were $256 per tonne this quarter, compared to $217 per tonne in the same period last year. The MOPCO nitrogen facility, in which we have a 26 percent equity investment, was restarted in mid-September 2012, however there is a one quarter lag in reporting equity earnings from this investment.

Agrium’s average natural gas cost in cost of product sold was $2.98/MMBtu this quarter ($3.21/MMBtu including the impact of realized losses on natural gas derivatives), compared to $3.95/MMBtu for the same period in 2011 ($4.13/MMBtu including the impact of realized losses on natural gas derivatives). The average natural gas cost this quarter was impacted by a $2/MMBtu surcharge on Argentine gas that the government imposed earlier this year. Hedging gains or losses on all gas derivatives are not taken into account for the calculation of gross profit and are included in other expenses and therefore not included in cost of product sold. The U.S. benchmark (NYMEX) natural gas price for the third quarter of 2012 was $2.81/MMBtu, compared to $4.19/MMBtu in the same quarter last year. The AECO (Alberta) basis differential was a $0.62/MMBtu discount to NYMEX in the third quarter of 2012, significantly higher than the $0.33/MMBtu differential that existed in the third quarter of 2011.

Potash gross profit for the third quarter of 2012 was $23-million, compared to $102-million in the same quarter last year. The decrease was due primarily to lower sales volumes of 160,000 tonnes, compared to 347,000 tonnes in the third quarter of 2011, as well as lower realized sales prices in both domestic and international markets. The lower volumes were a result of the eight week planned turnaround at the Vanscoy facility related to our brownfield expansion project and some additional mining related challenges experienced this quarter. Production tonnes for the plant were 151,000 in the third quarter, compared to 372,000 in the third quarter of 2011. Domestic sales were constrained by supply, while international sales commitments were met with purchased potash product. International sales demand was lower than the same period last year, as a result of weaker demand from India and China. Potash cost of product sold was $363 per tonne this quarter, compared to $188 per tonne in the third quarter of 2011. The increase was due to the impact of fixed costs recorded directly to cost of product sold because of lower produced volumes. The resulting gross margin on a per tonne basis was $140 in the third quarter of 2012, compared to the $292 per tonne realized during the same quarter in 2011.

Phosphate gross profit was $47-million in the third quarter of 2012, compared to $82-million in the same quarter last year. This decrease was due primarily to lower realized sales prices, resulting from a more balanced market relative to the tight supply/demand situation that existed in the third quarter of 2011, as well as higher input costs. Realized sales prices were $703 per tonne this quarter compared to $784 per tonne in the same period last year. Phosphate cost of product sold was $519 per tonne in the third quarter of 2012, as compared to $487 per tonne in the same period last year. The increase in cost of product sold was due to higher rock and sulphur costs, compared to the same period last year. On a per tonne basis, gross margin in the third quarter of 2012 decreased to $184 per tonne, compared to $297 per tonne in the same period last year.

Wholesale’s Other product category, which is primarily comprised of ammonium sulfate and Rainbow granulated products, achieved gross profit of $17-million in the third quarter of 2012, compared to $15-million in the same period last year.

Product purchased for resale gross profit was down $21-million this quarter, compared to the third quarter of 2011. The decrease in gross profit was due to a combination of lower year-over-year margins on regular purchase for resale business globally and the purchase of potash from third party suppliers in order to meet international shipments that are normally filled through manufactured product. These potash purchases allowed a greater proportion of our manufactured product to be directed toward higher return domestic sales.

Wholesale expenses in the third quarter of 2012 were $46-million, compared to $4-million in the third quarter of 2011. A non-recurring environmental charge of $18-million was accrued in this quarter related to a recent review of environmental reclamation liabilities at our Conda facility. The year-over-year comparison was also impacted by a $17-million recovery in insurance in the third quarter of 2011.

Advanced Technologies

AAT gross profit was $28-million in the third quarter of 2012, an increase of $4-million over the $24-million reported in the same period last year. This was driven primarily by higher gross profit from stronger sales and margins from Environmentally Smart Nitrogen (“ESN”), attributable to increased demand resulting from the attractive crop price environment.

EBITDA was $4-million in the third quarter of 2012, exceeding the $3-million reported in the same period last year. EBITDA this quarter was impacted by a $5-million charge in other expenses associated with the closure of our Courtright facility during the third quarter of 2012.

Other

EBITDA for our Other non-operating business unit for the third quarter of 2012 was a loss of $157-million, compared to a loss of $30-million for the third quarter of 2011. The unfavorable change was primarily driven by:

•

A $99-million increase in share-based payments expense, where there was a $53-million charge in the third quarter of 2012 compared to a $46-million recovery in the same quarter of 2011. The increase in share-based payments expense was largely caused by appreciation of our share price during the third quarter of 2012 compared to a decline in the share price in the same period for 2011; and

•	A $47-million increase in environmental remediation and asset retirement obligation expenses due to changes to expected cash outflows.

EBITDA for Other in the first nine months of 2012 was a loss of $261-million, compared to a loss of $142-million for the first nine months of 2011. The unfavorable change was comprised of:

•	A $170-million increase in share-based payments expense, where there was $126-million in charges for the first nine months of 2012 compared to recoveries of $44-million in the same period in 2011; and

•	A $37-million increase in environmental remediation and asset retirement obligation expenses.

This was offset by a $73-million increase in gross profit recovery for the first nine months at September 30, 2012 compared to a gross profit elimination for the first nine months at September 30, 2011 reflecting less inter-segment inventory not yet sold to external customers.

FINANCIAL CONDITION

The following are changes to working capital on our Consolidated Balance Sheets in the nine-month period ended September 30, 2012.

As at (millions of U.S. dollars)	September 30, 2012	December 31, 2011	$ Change	% Change	Explanation of the change in balance
Current assets
Cash and cash equivalents	1,864	1,346	518	38%	See discussion under the section “Liquidity and Capital Resources”.
Accounts receivable	3,082	1,984	1,098	55%	Increased sales activities and higher prices in Q3 2012 in addition to higher Retail vendor rebates.
Income taxes receivable	67	138	(71)	(51%)	Collection of the U.S. year end income tax receivable in Q1 2012 and an increase in the net U.S. income tax liability.
Inventories	2,623	2,956	(333)	(11%)	Decreased purchases in Q3 2012 due to market conditions.
Prepaid expenses and deposits	265	643	(378)	(59%)	Draw-down of prepaid inventory where typically Retail prepays for product at year end and takes possession of inventory throughout the year.
Assets of discontinued operations	—	70	(70)	(100%)	The entity remaining in discontinued operations at December 31, 2011 was sold in Q2 2012.
Current liabilities
Short-term debt	631	245	386	158%	Cash management strategies to complete the upcoming acquisition of the Agri-products Business from Viterra Inc. (“Viterra”) and for the share repurchase.
Accounts payable	2,832	2,959	(127)	(4%)	Draw-down of customer prepayments during the year, where typically customers enter into prepay agreements during the fourth quarter ahead of the spring application season offset by a combination of increased trade payables due to timing and accrued liabilities due to capital projects.
Income taxes payable	124	82	42	51%	Increase in the Canadian net income tax liability.
Current portion of long-term debt	522	20	502	2,510%	Floating rate bank loans and South American long-term debt, due at various dates within the next 12 months, were classified as current.

As at (millions of U.S. dollars)	September 30, 2012	December 31, 2011	$ Change	% Change	Explanation of the change in balance
Current portion of other provisions	128	68	60	88%	Increase in environmental remediation liabilities provisions in addition to movement of asset retirement obligations and environmental remediation liabilities from long-term to current.
Liabilities of discontinued operations	—	53	(53)	(100%)	The entity remaining in discontinued operations at December 31, 2011 was sold in Q2 2012.

Working capital	3,664	3,710	(46)	(1%)

LIQUIDITY AND CAPITAL RESOURCES

Summary of Consolidated Statements of Cash Flows

Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flows:

	Nine months ended September 30,
(millions of U.S. dollars)	2012	2011	Change
Cash provided by operating activities	1,135	249	886
Cash (used in) provided by investing activities	(948)	119	(1,067)
Cash provided by (used in) financing activities	281	(209)	490
Effect of exchange rate changes on cash and cash equivalents	50	(9)	59

Increase in cash and cash equivalents from continuing operations	518	150	368
Cash and cash equivalents used in discontinued operations	—	(30)	30

The sources and uses of cash for the nine months ended September 30, 2012 compared to the nine months ended September 30, 2011 are summarized below:

Cash provided by operating activities – Drivers behind the $886-million source of cash increase

Source of cash

•    $797-million increase provided from changes in non-cash working capital. The increase was primarily driven by a reduction in inventory, a lower increase in receivables offset by a lower reduction in prepaid expenses and deposits for the first nine months of 2012 versus the first nine months of 2011.

•    $102-million resulting from an increase in net earnings from continuing operations adjusted for changes in non-cash items primarily associated with a $170-million change in share-based payments expense where there was an expense of $126-million for the first nine months of 2012 compared to a recovery of $44-million for the first nine months of 2011.

Cash (used in) provided by investing activities – Drivers behind the $1,067-million use of cash increase

Source of cash

•    $68-million decrease for acquisitions due to various small Retail acquisitions that occurred during the first nine months of 2012 versus more significant acquisitions including Evergro Canada, International Mineral Technologies, Cerealtoscana S.p.A. and Agroport during the first nine months of 2011.

•    $36-million decrease in purchase of investments.

•    $60-million increase provided from net change in non-cash working capital due to higher accounts payable related to capital expenditures.

Use of cash

•    $721-million decrease in proceeds from disposal of discontinued operations as $694-million was received in May 2011 from the sale of the majority of the Commodity Management businesses to Cargill, originally acquired as part of AWB Limited.

•    $435-million increase in capital expenditures primarily related to the Vanscoy potash expansion project.

Cash provided by (used in) financing activities – Drivers behind the $490-million source of cash increase

Source of cash

•    A $125-million increase due to the repayment of $125-million debentures in 2011 and no corresponding debenture repayment in 2012.

•    A $510-million increase in cash provided by short-term debt as $378-million was issued during the first nine months of 2012 versus a repayment of $132-million in the first nine months of 2011.

Use of cash

•    $97-million increase in dividends paid during the first nine months of 2012 as compared to the first nine months of 2011 resulting from quadrupling the dividends declared in December 2011 and more than doubling the dividends declared in June 2012 as compared to December 2011.

Capital Expenditures

	September 30,	September 30,
(millions of U.S. dollars)	2012	2011
Sustaining capital	390	252
Investing capital	475	178

Total	865	430

Our sustaining and investing capital expenditures increased in the first nine months of 2012 compared to the first nine months of 2011 due to continued activity on the Vanscoy potash expansion project.

Short-term Debt

Our short-term debt as at September 30, 2012 is summarized as follows:

(millions of U.S. dollars)	Total	Unutilized	Utilized
Multi-jurisdictional facility expiring 2016	1,600	1,175	425
North American facility expiring 2013	100	100	—
European facilities expiring 2013	321	152	169
South American facilities expiring 2012—2013	70	33	37

	2,091	1,460	631

Outstanding letters of credit		(187)

Remaining capacity available		1,273

Capital Management

On October 1, 2012, we issued $500-million of 3.15 percent debentures due October 2022. The debentures were issued under our base shelf prospectus, which permits issuance in Canada and the U.S. of up to an additional $2.0-billion of common shares, preferred shares, subscription receipts, debt securities or units until April 2014. Issuance of further securities under the base shelf prospectus requires filing a prospectus supplement and is subject to availability of funding in capital markets.

OUTSTANDING SHARE DATA

The number of Agrium’s outstanding shares as at October 31, 2012 was approximately 149 million. On October 22, 2012 we purchased and cancelled 8.74 million Agrium shares tendered under an issuer bid for a total purchase price of Cdn$900-million. As at October 31, 2012, the number of shares issuable pursuant to stock options outstanding (issuable assuming full conversion, where each option granted can be exercised for one common share) was approximately 0.1 million.

SELECTED QUARTERLY INFORMATION

(millions of U.S. dollars,	2012	2012	2012	2011	2011	2011	2011	2010
except per share amounts)	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Sales	2,962	6,834	3,629	3,177	3,141	6,198	2,954	2,398
Gross profit	798	1,870	800	1,045	888	1,675	725	725
Net earnings from continuing operations	129	860	155	327	293	728	160	152
Net earnings	129	860	155	193	293	718	171	135
Earnings per share from continuing operations
-basic	0.80	5.44	0.97	2.05	1.86	4.61	1.02	0.97
-diluted	0.80	5.44	0.97	2.04	1.85	4.60	1.02	0.97
Earnings per share
-basic	0.80	5.44	0.97	1.20	1.86	4.55	1.09	0.86
-diluted	0.80	5.44	0.97	1.20	1.85	4.54	1.09	0.86

The agricultural products business is seasonal in nature. Consequently, comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter. Crop nutrient inventories are normally accumulated leading up to the application season. Cash collections generally occur after the application season is complete in the Americas and Australia.

BUSINESS ACQUISITION

On March 19, 2012, we signed an agreement to acquire the majority of the Agri-products business of Viterra, consisting of approximately 90 percent of Viterra’s 258 Canadian farm centres; 17 Australian retail farm centres; a 34 percent interest in a nitrogen facility in Medicine Hat, Canada; storage and distribution assets; and other assets and liabilities (collectively the “Agri-products Business”). The purchase price is expected to be approximately Cdn$1.65-billion, including estimated working capital of Cdn$500-million. For further information on this agreement, please refer to Form 51-102F3, Material Change Report, dated March 20, 2012 filed on SEDAR at www.sedar.com. Agrium will acquire the Agrium Assets from Glencore International plc (“Glencore”) after Glencore acquires Viterra. Both Glencore’s acquisition of Viterra and Agrium’s acquisition of the Agri-products Business are subject to obtaining any required consents to transfers and regulatory clearances. Shareholders of Viterra approved the acquisition by Glencore on May 29, 2012. Glencore has received approval of its acquisition of Viterra under the Investment Canada Act on July 15, 2012, however other regulatory approvals remain outstanding.

On August 2, 2012, Agrium and Glencore announced that CF Industries Holdings Inc. (“CF”), owner of a 66 percent interest in the Medicine Hat nitrogen facility, will acquire Viterra’s 34 percent interest for Cdn$915-million. Accordingly, Agrium will not acquire an interest in the Medicine Hat facility. The agreement between Glencore and CF is subject to regulatory approval. Agrium will continue to receive the benefit of Viterra’s operating cash flow on the Medicine Hat nitrogen facility from March 31, 2012 to October 15, 2012.

NON-IFRS FINANCIAL MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share reported in accordance with IFRS, we make reference to EBITDA. We consider EBITDA to be a useful measure of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBITDA is not a recognized measure under IFRS, and our method of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to net earnings from continuing operations as determined in accordance with IFRS.

The following table is a reconciliation of EBITDA to consolidated net earnings from continuing operations as determined in accordance with IFRS:

	Three months ended September 30, 2012					Three months ended September 30, 2011
(millions of U.S. dollars)	Retail	Wholesale	AAT	Other	Consolidated	Retail	Wholesale	AAT	Other	Consolidated
EBITDA	121	376	4	(157)	344	135	438	3	(30)	546
Depreciation and amortization	52	64	7	3	126	43	45	6	4	98

EBIT	69	312	(3)	(160)	218	92	393	(3)	(34)	448

Finance costs related to long-term debt					(23)					(25)

Other finance costs					(9)					(17)
Income taxes					(57)					(113)

Net earnings from continuing operations					129					293

	Nine months ended September 30, 2012					Nine months ended September 30, 2011
(millions of U.S. dollars)	Retail	Wholesale	AAT	Other	Consolidated	Retail	Wholesale	AAT	Other	Consolidated
EBITDA	827	1,424	26	(261)	2,016	689	1,467	22	(142)	2,036
Depreciation and amortization	145	152	20	11	328	126	128	17	10	281

EBIT	682	1,272	6	(272)	1,688	563	1,339	5	(152)	1,755

Finance costs related to long-term debt					(67)					(76)
Other finance costs					(29)					(42)
Income taxes					(448)					(456)

Net earnings from continuing operations					1,144					1,181

Schedule 5 “Schedule of Selected Retail and Consolidated information” also provides ratios and balances that are not recognized measures under IFRS and our method of calculation may not be comparable to other companies. Ratio definitions are provided on Schedule 5. We consider these non-IFRS measures to provide useful information to both management and investors in measuring our financial performance and financial condition.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

We prepare our financial statements in accordance with IFRS, which requires us to make assumptions and estimates about future events and apply significant judgments. We base our assumptions, estimates and judgments on our historical experience, current trends and all available information that we believe is relevant at the time we prepare the financial statements. However future events and their effects cannot be determined with certainty. Accordingly, as confirming events occur, actual results could ultimately differ from our assumptions and estimates. Such differences could be material. For further information on the Company’s critical accounting estimates, please refer to the “Critical Accounting Estimates” section of our 2011 annual Management’s Discussion and Analysis, which is contained in our 2011 Annual Report. Since the date of our 2011 annual Management’s Discussion and Analysis, there have not been any significant changes to our critical accounting estimates and judgments.

CHANGES IN ACCOUNTING POLICIES

For information regarding changes in accounting policies, please refer to the “Accounting Standards and Policy Changes Not Yet Implemented” section of our 2011 annual Management’s Discussion and Analysis, which is contained in our 2011 Annual Report.

BUSINESS RISKS

The information presented on Enterprise Risk Management and Key Business Risks on pages 68 – 71 in our 2011 Annual Report has not changed materially since December 31, 2011.

CONTROLS AND PROCEDURES

There have been no changes in our internal control over financial reporting during the quarter ended September 30, 2012 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

PUBLIC SECURITIES FILINGS

Additional information about our company, including our 2011 Annual Information Form is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and with the U.S. securities regulatory authorities through EDGAR at www.sec.gov.

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Grain production problems in some of the world’s most important growing regions are expected to result in global grain ending stocks being drawn down to their lowest levels since 2007/08. As a result, new crop 2013 Chicago corn and wheat futures contracts in October averaged $6.32 per bushel and $8.56 per bushel respectively, 7 percent and 19 percent higher than previous records set in 2011. Global grain prices have responded in order to attract increased production through higher planted area, and weather-permitting, boosting yields through higher levels of crop inputs globally.

We expect that demand for top quality seed will be strong for the 2013 growing season. A combination of reduced seed supply due to the U.S. drought, high crop prices and improved genetic offerings should support higher seed prices and demand. The U.S. corn harvest is progressing at a record pace, which is expected to allow for an extended fall application season.

Crop nutrient prices are very attractive relative to crop prices and budgets, which should be supportive of strong crop input demand in most regions of the world. Strong demand, combined with reduced pipeline inventories should support producer shipments. Despite these robust fundamentals, the impact of global macroeconomic uncertainty will remain a consideration. The International Monetary Fund recently downgraded its 2013 global economic growth forecast and emphasized the potential risks to the economy. Economic risks may keep buyers and traders mindful of inventory risks, resulting in low buffer stocks and increased price volatility, particularly during periods of strong demand.

Nitrogen prices have been relatively stable in recent months, although U.S. Gulf and international urea prices recently took a step down. The ammonia market has been supported by gas restrictions in Trinidad as well as less net ammonia available from new projects than expected. The urea market has been largely balanced, as recent strong demand from India and the U.S. has offset new capacity in Qatar and higher Chinese export supplies during the low export tax window this year. The fundamentals for nitrogen demand moving into 2013 should remain positive. The wheat market is sending a strong signal to increase Northern Hemisphere winter wheat area. So far in its April to March fertilizer year, Indian urea imports are down 10 percent in 2012/13 compared to 2011/12, but a strong finish to the monsoon season is expected to support import demand for the next few months. Brazilian urea demand in the fourth quarter should be supported by the potential for an increased second corn crop and a higher sugarcane renewal rate than has been the case for the past few years.

The global phosphate market has shown signs of softness over the past month, however we still expect strong global demand in first half of 2013. Chinese phosphate exports have been approximately 30 percent lower in 2012 than last year, which has been largely offset by reduced Indian purchases and increased supply from Saudi Arabia. India is an important importer of phosphates and domestic fertilizer policy changes have led to reduced demand. Analysts expect Indian phosphate demand to stabilize and improve modestly in 2013, but the impacts of the current policy, weather and currency fluctuations in India remain an uncertainty.

Global potash demand has been weaker than the other two major nutrients, which has also impacted potash pricing. This is primarily due to uncertainty with respect to the timing and volume of new supply agreements with China and India, and is expected to have a significant impact on international shipment volumes in the fourth quarter. There are indications that Brazilian potash demand has been strong during the planting season and inventory levels have been drawn down. Domestic producer shipments into North American markets in the third quarter of 2012 were higher than the same quarter last year but concerns remain over the impact that the U.S. drought might have on fall application rates in the hardest hit drought areas.

Forward-Looking Statements

Certain statements and other information included in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this MD&A, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium and proposed acquisitions and divestitures, and the expected increase in Agrium’s dividend and intention to increase Agrium’s dividend over time and the growth and stability of our earnings. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.

All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include Agrium’s ability to successfully integrate and realize the anticipated benefits of its already completed and future acquisitions, including the proposed acquisition of the Agri-products Business of Viterra.

Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding and/or drought conditions; crop prices; the supply and demand and price levels for our major products; governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, government ownership requirements, changes in environmental, tax and other laws or regulations and the interpretation thereof, and political risks, including civil unrest, actions by armed groups or conflict, as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States. There is a risk that the Egyptian Misr Fertilizers Production Company S.A.E. (“MOPCO”) nitrogen facility in Egypt may not be allowed to proceed with the completion of the two new facilities. Additionally, there are risks associated with Agrium’s acquisition of AWB, including litigation risk resulting from AWB having been named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme. Furthermore, there are risks associated with the proposed acquisition of the Agri-products Business of Viterra, and the proposed transaction whereby Viterra’s 34 percent interest in the Medicine Hat Nitrogen Facility is acquired by CF, including: completion of the acquisition of Viterra by Glencore and the subsequent acquisition of the assets proposed to be purchased by Agrium, and the sale of Agri-products Business assets to CF, as well as the timing thereof; the receipt of the necessary regulatory approvals in respect of the assets proposed to be purchased by Agrium and CF and the satisfaction of other conditions precedent to closing; potential liabilities associated with the assets proposed to be assumed by Agrium, which may not be known to Agrium at this time, due in part, to the fact that the nature of the transaction did not allow for Agrium to complete customary due diligence prior to entering into the agreement to purchase the assets. The intention to increase the Corporation’s dividend in the future and ultimate decision to do so is subject to Corporate requirements being met as well as business and market fundamentals remaining positive.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.